TIAA-CREF U.S. REAL ESTATE FUND I, L.P.
730 Third Avenue
New York, NY 10017
(212) 490-9000

March 12, 2008

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
Pre-Effective Amendment No. 4 to Registration Statement on Form S-11 (as amended, the “Registration Statement”) (File No. 333-141315)

Commissioners:

      Pursuant to Rule 461 under the Securities Act of 1933, TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Registrant”), hereby requests acceleration of the effective date of the above captioned Registration Statement for units of limited partnership interest to 9:30 a.m., Washington, D.C. time, or as soon thereafter as reasonably practicable, on Friday, March 14, 2008.

The Registrant hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      By separate letter, the underwriter of the issuance of the securities being registered will join in this request for acceleration.

Very truly yours,

TIAA-CREF U.S. Real Estate Fund I, L.P.

By: TIAA-CREF USREF I GP, LLC, its general partner

By:	/s/ Thomas C. Garbutt
	Name:	Thomas C. Garbutt
	Title:	President